Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

July 12, 2010

U.S. Securities & Exchange Commission
Office of Small Business
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Auto Search Cars, Inc.
Registration Statement on Form S-4
File No.: 333-164879

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Auto Search Cars, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 3:00 P.M. on July 14, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AUTO SEARCH CARS, INC.

By: /s/ Jonathan Martin
    Jonathan Martin
    Chief Executive Officer